

September 5, 2013

Via E-mail
Matthieu Bucaille
Chief Financial Officer
Lazard LTD
30 Rockefeller Plaza
New York, NY 10020

      Re: Lazard LTD
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed February 28, 2013
              File No. 001-32492

Dear Mr. Bucaille:

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Business Segments, page 50

Asset Management, page 53

1. We note you provide average AUM in the table at the top of page 54 at an aggregated level. Considering the significance average AUM and product mix have on your management fee revenues, please revise this table in your future filings to present average AUM for each of your significant asset classes (e.g. Equities, Fixed Income, Alternative Investments, etc.). Provide us with a draft of your proposed disclosures.

2. Please revise your summary of changes in AUM table (provided at the bottom of page 54) in your future filings to disaggregate your market and foreign exchange appreciation (depreciation) amounts. In this regard, we also think it would be more useful to provide disaggregated net flows (i.e. inflows and outflows shown separately) in the table, rather than provide this information in narrative format. Provide us with your proposed disclosures.

3. In addition to our comments above, and in an effort to provide more fulsome disclosure to your investors, please supplement your summary of changes in AUM (provided at the bottom of page 54) with additional activity tables for each significant asset class of AUM (e.g. Equities, Fixed Income, Alternative Investments, etc.) for the periods provided. Provide us with a draft of your proposed disclosures.

Critical Accounting Policies and Estimates, page 62

Assets Under Management, page 68

4. We note that your AUM primarily consists of debt and equity instruments whose value is readily available based on quoted prices on a recognized exchange or prices provided by external pricing services. Tell us and disclose in your future filings the procedures you perform to validate the pricing for both debt and equity instruments included within AUM, highlighting any differences for debt instruments between prices obtained from providers in active markets versus external pricing services. Provide us with a draft of your proposed disclosures.

Consolidation of Variable Interest Entities (VIEs), page 68

5. We note that in the normal course of business you are involved with various entities that are VIEs and that you hold variable interests in such entities (e.g. those within your Alternative Investments Funds, Debt Funds, Equity Funds, Private Equity investment funds, and Equity Method investments; collectively, the "funds"). As it relates to your consolidation policy there are certain areas within your disclosure that could be expanded to provide more granularity and clarity to your accounting treatment. In this regard, please revise your future filings to address the following:

- Clarify which funds (or class of funds) are VIEs, and explain the assessment you perform to determine whether you are the primary beneficiary.

- Disclose which funds, if any, met the deferral conditions in ASC 810-10-65-2(aa).

- Quantify the number of funds or limited partnerships (LPs) for which you are the general partner (GP) or have a GP interest, and separately quantify the number of funds and limited partnerships for which the presumption of control by the GP has been overcome. As part of your expanded disclosure, describe the circumstances and types of rights the LP interests have that supported your conclusion to consolidate or not.

- Explain to us where you have provided the required disclosures of ASC 810-10-50 in your financial statements. Advise or revise, as necessary.

Provide us with a draft of your proposed disclosures.

Risk Management, page 68

6. We note your discussion of market and credit risk, including the reference to your discussion under Critical Accounting Policies and Estimates – Investments; however it does not provide a sensitivity analysis highlighting the potential loss in future earnings, fair values or cash flows of market risk sensitive instruments resulting from one or more hypothetical changes in interest rates or equity prices. Additionally, on page 26 you disclose a risk factor that specifically discusses your exposure to foreign currencies and the potential impact to stockholders' equity, and net income. Please expand your discussion in future filings to provide this information for your market risk sensitive instruments, foreign currency exchange risk or use one of the other disclosure alternatives outlined in Item 305 of Regulation S-K. Provide us with your proposed disclosure.

Item 8. Financial Statements and Supplementary Data, page 71

Note 2. Significant Accounting Policies, page 84

Investments, page 85

7. We note your disclosure on page 39 (Business Environment and Outlook – Asset Management) that you are continually developing and seeding new investment strategies that extend your existing platforms. Please clarify your accounting policy for seeded investments and address the following:

- Tell us and disclose in your future filings whether you determined the seeded investment funds to be variable interest entities (VIEs) or voting interest entities (VOEs).

- Tell us and disclose in your future filings how often you create these new investments. For example, quantify the number of newly seeded products created during the periods for which your financial statements are presented.

- Describe your typical investment in the seeded products. For example, clarify whether your original investment typically represents the majority of the equity investment in the new product and how long you typically hold the majority of the investment.

- Describe the circumstances in your future filings when you would no longer be deemed to control the seeded investment, and identify the accounting method used when the seeded investment is deconsolidated. Discuss how many seeded investment products were de-consolidated during the periods for which your financial statements are presented.

Provide us with a draft of your proposed disclosures.

Note 6. Fair Value Measurements, page 92

Fair Value of Certain Investments Based on NAV, page 97

8. We note that certain Level 2 and Level 3 investments are valued using NAV or its equivalent in determining fair value. In an effort to increase transparency in your disclosure and to enable users of the financial statements to further understand the nature and risks of the investments, please expand your future filings to disclose the fair values of your Alternative investment funds and Private equity funds valued at NAV at a more granular level of detail (e.g. by industry or by investment objective). Refer to ASC 820-10-50-2B and 6A. Provide us with a draft of your proposed disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at (202) 551-3368 or me at (202) 551-3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief